Exhibit 99.1

1st Quarter 2009

2 All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

3 Breakdown of net sales - 1Q09 DIVERSIFIED PRODUCT PORTFOLIO BY PRODUCT Others 4.3% Poultry 31.1% Pork/Beef 8.1% Elaborated/Frozen Products 11.7% Specialty Meats 21.0% Other Processed 4.3% Dairy Products 6.6% Milk* 12.9% BY MARKET Domestic market 57.1% Exports 42.9% * Includes UHT, pasteurized and powdered milk

4 Highlights - 1Q09 R$ - MILLION HIGHLIGHTS 1Q09 1Q08 % Ch. Gross Sales 3,035 2,847 6.6% Domestic Market 1,887 1,743 8.3% Exports 1,148 1,104 4.0% Net Sales 2,603 2,462 5.7% Gross Profit 535 536 (0.3%) Gross Margin 20.6% 21.8% - EBIT 4 91 (95.5%) Net Income (226) 51 - Adjusted Net Income (94) 51 - Adjusted Net Margin (3.6%) 2.1% - EBITDA 118 186 (36.8%) EBITDA Margin 4.5% 7.6% - Earnings per Share* (1.09) 0.25 - * Consolidated earnings per share (in Reals), excluding treasury shares

5 EBITDA R$ - MILLION 1Q05 168 13.9% 1Q06 88 8.3% 1Q07 11.1% 168 1Q08 7.6% 186 1Q09 4.5% 118 EBITDA EBITDA Margin

6 Shareholder’s Composition DIFUSE CONTROL - EQUAL RIGHTS Foreing Investors 28.8% Treasury Shares 0.2% Domestic Investors 20.8% BIRD Fund 7.3% Sistel 4.0% Petros 12.0% Real Gr. 0.9% Previ-BB 14.2% Sabiá FIM 1.1% ADR’s (NYSE) 7.1% Valia 3.7% Base: 03.31.09 Number of common shares: 206,958,103 Capital Stock: R$ 3.4 billion

01 MARKET PERFORMANCE

8 World Poultry (1) Panorama THOUSAND TONS - “READY TO COOK” EQUIVALENT PRODUCERS EXPORTERS USA 18,515 19,357 Brazil 3,546 3,457 2.6% China 12,138 11,900 USA 3,003 3,465 Brazil 11,910 11,543 3.2% EU - 27 805 865 EU - 27 10,350 10,320 Thailand 360 383 Mexico 2,811 2,819 China 215 285 India 2,350 2,490 Argentina 150 164 Others 18,416 18,120 Others 430 455 CONSUMERS IMPORTERS USA 15,641 15,857 Russia 1,060 1,239 China 12,408 12,064 EU - 27 800 792 EU - 27 10,345 10,247 Japan 670 737 Brazil 8,364 8,087 3.4% Mexico 681 654 Mexico 3,475 3,458 Saudi Arabia 510 510 Russia 2,915 2,859 China 485 449 Others 23,079 22,998 Others 3,863 3,844 (1) Chicken, special poultry and turkey 2009 - Estimated Source: USDA - Apr/09 2008 - Preliminary Data

9 World Pork Panorama THOUSAND TONS - EQUIVALENT CARCASS PRODUCERS China 48,700 46,150 EU - 27 22,100 22,530 USA 10,339 10,599 Brazil 3,010 3,015 0.2% Russia 2,145 2,060 Canada 1,960 1,920 Others 12,064 12,167 CONSUMERS China 48,790 46,357 EU - 27 20,905 20,970 USA 8,884 8,811 Russia 2,894 3,112 Japan 2.476 2,486 Brazil 2,400 2,390 0.4% Others 13,822 14,143 EXPORTERS USA 1,837 2,117 EU - 27 1,250 1,715 Canada 1,150 1,129 Brazil 610 625 2.4% China 210 223 Chile 130 142 Others 192 186 IMPORTERS Japan 1,240 1,267 Russia 750 1,053 Mexico 475 535 South Korea 400 430 USA 381 377 Hong Kong 345 346 Others 1,539 1,908 Source: USDA - Apr/09 2009 - Estimated 2008 - Preliminary Data

10 World Beef Panorama THOUSAND TONS - EQUIVALENT CARCASS PRODUCERS USA 12,105 12,163 Brazil 8,935 9,024 1.0% EU - 27 8,200 8,100 China 6,000 6,100 Argentina 3,010 3,150 India 2,475 2,470 Others 16,923 17,531 CONSUMERS USA 12,554 12,452 EU - 27 8,520 8,362 Brazil 7,290 7,252 China 5,968 6,062 Argentina 2,614 2,733 Mexico 2,538 2,591 Others 17,554 18,317 EXPORTERS Brazil 1,675 1,801 7.0% Australia 1,350 1,407 USA 826 856 India 600 625 Canada 525 494 New Zealand 525 533 Others 1,729 1,849 IMPORTERS USA 1,256 1,151 Russia 1,075 1,137 Japan 660 659 EU - 27 500 463 Mexico 350 408 South Korea 255 295 Others 2,536 2,721 Source: USDA - Apr/09 2009 - Estimated 2008 - Preliminary Data

11 World Milk Panorama THOUSAND TONS PRODUCERS - FLUID MILK EU - 27 138,660 138,259 India 108,000 105,000 USA 86,817 86,026 China 39,732 37,790 Russia 32,830 32,500 Brazil 30,335 28,890 5.0% Others 77,123 75,897 CONSUMERS - FLUID MILK EU - 27 138,515 138,095 India 107,995 104,995 USA 86,817 86,026 China 39,710 37,761 Russia 32,925 32,595 Brazil 30,335 28,892 5.0% Others 77,103 75,876 EXPORTERS - POWDERED MILK New Zealand 988 872 EU - 27 586 580 USA 360 419 Australia 236 231 Argentina 167 136 Brazil 112 76 47.4% Others 231 273 IMPORTERS - POWDERED MILK Algeria 270 270 Indonesia 216 203 Mexico 165 163 Philippines 147 135 China 103 89 Russia 98 90 Others 301* 292 * Under revision Source: USDA - Dec/08 2009 - Estimated 2008 - Preliminary Data

12 Brazilian Exports THOUSAND TONS 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 1999 1,331 2000 2001 2002 2003 2004 2005 2006 2007 2008* 2009* 1,675 3,546 610 5,831 23% 42% 11% 10% Beef Poultry Pork 28% Aggregate Brazilian Market Share Brazilian Market Share * Forecast Source: USDA - Apr/09

13 Brazilian Exports VOLUME (THOUSAND TONS) CHICKEN 290 282 195 219 132 141 49 56 178 182 Middle East Asia EU South America Others Chicken Jan-Mar 2009 Jan-Mar 2008 Ch. % Thousand Tons 844.5 880.7 (4.1) Million US$ 1,211.1 1,545.1 (21.6) PORK 63 39 34 30 8 4 8 8 22 30 Russia Hong Kong Angota Argentina Others Pork Jan-Mar 2009 Jan-Mar 2008 Ch. % Thousand Tons 134.8 111.1 21.3 Million US$ 273.3 262.7 4.0 BEEF 74 76 52 48 29 50 16 11 114 158 Russia Hong Kong EU Algeria Others Beef Jan-Mar 2009 Jan-Mar 2008 Ch. % Thousand Tons 284.1 343.3 (17.2) Million US$ 862.8 1,171.2 (26.3) Jan/Mar 2009 Jan/Mar 2008 Sources: ABEF, ABIPECS, ABIEC (Mar/09)

14 World Meat Trade 10.0 8.0 6.0 4.0 2.0 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008* 2009* CAGR = 5.8% CARG = 2.1% CARG = 5.1% POULTRY PORK BEEF * Forecase Source: USDA - Apr/09

15 World meat per capita consumption KG / YEAR BEEF PORK CHICKEN TOTAL 2008 1 2009 2 2008 1 2009 2 2008 1 2009 2 2008 1 2009 2 Hong Kong 16.2 16.2 69.8 72.3 36.8 37.4 122.8 125.9 USA 41.2 40.7 28.3 27.9 45.1 44.6 114.6 113.2 Argentina 69.3 65.6 - - 32.5 34.7 101.8 100.3 Australia 34.7 34.7 21.9 21.6 33.1 33.4 89.7 89.7 Brazil 37.2 37.3 12.1 12.4 38.5 39.0 87.8 88.7 Canada 32.2 31.7 23.7 23.4 30.5 31.4 86.4 86.5 Taiwan 4.6 4.4 40.5 40.9 28.8 29.2 73.9 74.5 EU-27 16.0 15.9 39.3 38.8 15.9 16.1 71.2 70.8 Mexico 24.1 24.1 14.5 14.5 29.0 29.6 67.6 68.2 United Arab Emirates - - - - 66.2 63.8 66.2 63.8 Kuwait - - - - 59.7 61.3 59.7 61.3 Russia 16.3 16.3 20.8 22.0 19.8 21.2 56.9 59.5 South Korea 11.6 12.2 31.0 30.3 12.5 12.7 55.1 55.2 Uruguay 54.6 52.4 - - - - 54.6 52.4 China 4.7 4.7 33.7 34.5 9.6 10.4 48.0 49.6 Ukraine 10.4 10.8 16.2 14.8 17.1 19.1 43.7 44.7 Japan 9.3 9.4 19.6 19.5 15.2 15.2 44.1 44.1 South Africa 14.2 14.2 - - 26.0 26.5 40.2 40.7 Malaysia - - - - 38.7 38.0 38.7 38.0 Saudi Arabia - - - - 37.1 37.0 37.1 37.0 New Zealand 27.6 27.3 - - - - 27.6 27.3 1 Preliminary Data 2 Estimated Source: USDA - Oct/08

16 Dairy Products consumption in Brazil FLUID MILK PRODUCTION PER CAPITA CONSUMPTION (IN MILK EQUIVALENT) MILLION TONS KG PER CAPITA / YEAR CAGR: 5.4% 23.3 24.3 25.2 26.8 28.9 30.3 2004 2005 2006 2007 2008* 2009* CAGR: 4.3% 128.4 131.7 135.1 142.6 152.4 158.4 2004 2005 2006 2007 2008* 2009* * Forecast Source: USDA - Dec/08

17 Average milk prices paid to producers R$ / LITER Ch. 1Q09/1Q08= - 15.7% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 0.626 0.50 0.65 0.80 2008 2009 AVERAGE RS SP PR GO BA SC PE* BR 1Q09 0.6068 0.6358 0.5908 0.5739 0.5944 0.6062 0.6810 0.6012 1Q08 0.6586 0.7071 0.6488 0.7589 0.6164 0.6319 0.6100 0.7134 Ch. (%) (7.9) (10.1) (8.9) (24.4) (3.6) (4.1) 11.6 (15.7) Source: CEPEA; * Scot Consultoria

18 Supply milk index versus milk prices PERDIGAO COMPANIES Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 R$/liter 0.250 0.500 0.750 1.000 100 115 130 145 160 Base 100 = Jun/2004 In natura milk price ICAP Sources: CEPEA - Supply milk index (ICAP-L) Dec-06

19 Grain supply and demand balance PERDIGAO COMPANIES BRAZIL MILLION TONS CORN Brazil (Feb/Jan) 2006/07 2007/08 2008/091 Ch. % Beginning Stocks 3.3 3.3 11.9 259.7 Production 51.4 58.7 51.9 (11.5) Crop 36.6 40.0 33.9 (15.3) 2nd Crop 14.8 18.7 18.0 (3.5) Imports 1.1 0.8 0.4 (50.5) Consumpton 41.5 44.5 47.0 5.6 Exports 10.9 6.4 8.0 25.0 Ending Stocks 3.3 11.9 9.2 (22.7) SOYBEAN Brazil (Feb/Jan) 2006/07 2007/08 2008/091 Ch. % Beginning Stocks 2.5 3.7 4.5 23.5 Production 58.4 60.0 58.0 (3.3) Imports 0.0 0.1 0.1 (1.6) Consumption 33.6 34.8 34.8 0.0 Exports 23.7 24.5 25.0 2.0 Ending Stocks 3.7 4.5 3.0 (33.3) 1 Forecast Source: Conab (Apr/09)

20 Wholesale price evolution PERDIGAO COMPANIES R$ / BAG 60 KG Ch. 1Q09/1Q08 = -20.1% CORN CASCAVEL - PR Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 10 15 20 25 30 17.31 17.76 2008 2009 SOYBEAN PONTA GROSSA - PR Ch. 1Q09/1Q08 = 2.1% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 40 45 50 55 46.20 44.62 Source: FNP Institute

21 Grain supply and demand balance PERDIGAO COMPANIES UNITED STATES CORN MILLION TONS USA (Sep/Aug) 2007/08 2008/09 2009/101 ch. % Beginning Stocks 33.1 41.3 40.6 (1.5) Production 331.2 307.4 307.1 (0.1) Imports 0.5 0.4 0.4 0.0 Consumption 261.7 263.9 270.8 2.6 Ethanol 76.9 95.3 104.1 9.3 Feed 150.8 135.9 133.4 (1.9) Others 34.0 32.8 33.3 1.6 Exports 61.9 44.5 48.3 8.6 Ending Stocks 41.3 40.6 29.1 (28.4) SOYBEAN USA (Sep/Aug) 2007/08 2008/09 2009/101 Ch. % Beginning Stocks 15.6 5.6 3.5 (36.6) Production 72.9 80.5 87.0 8.0 Imports 0.3 0.3 0.3 0.0 Consumption 51.5 49.2 50.1 1.8 Crushings 49.0 44.6 45.6 2.1 Seed 2.5 2.6 2.5 (2.1) Others 0.0 2.0 2.0 - Exports 31.6 33.7 34.3 1.6 Ending Stocks 5.6 3.5 6.3 76.9 1 Forecast Source: USDA (May/09)

22 Wholesale price evolution PERDIGAO COMPANIES US$ / BUSHEL CORN Ch. 1Q09/1Q08 = -27.2% 7.00 6.00 5.00 4.00 3.00 2.00 3.87 3.71 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2008 2009 SOYABEAN Ch. 1Q09/1Q08 = -29.4% 16.00 14.00 12.00 10.00 8.00 6.00 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Source: Bloomberg

23 Brazilian real income versus processed food PERDIGAO COMPANIES (1999 = 100) 100 101 105 120 117 128 141 160 181 199 209 100 99 95 92 82 81 82 85 88 91 92 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009* Real Income Processed Food *Forecast Source: IBGE

24 PERDIGAO COMPANIES naBrasa PRESUNTO COZIDO HAMBURGUER 02 MARKET SHARE

25 Specialty meats PERDIGAO COMPANIES (%) 24.4 24.6 24.8 24.1 24.7 25.5 24.5 25.2 25.7 26.3 23.6 23.9 24.2 24.8 25.4 25.0 25.3 25.9 27.2 29.5 MARKET 2008 R$ 14.0 bi 8.3 9.6 6.3 5.3 4.5 4.4 4.3 4.0 4.2 4.0 5.1 5.3 6.6 7.4 8.2 8.2 8.3 8.4 8.3 8.2 2000 2001 2002 2003 2004 2005 2006 2007 2008 YTD. 2009 CH. 08/07 11% Perdigao sadia Aurora Seara YTD 09 CHANGE YTD 2009/2008 (3.9%) 2008/2007 (1.7%) ANNUAL AVERAGE GROWTH 2008/1995 9.9% Hams 14.8% Bologna 19.5% Frankfurter 21.6% Sausages 39.7% Others 3.0% Salamis 1.5% In Volumes Source: AC Nielsen YTD: Jan 09-Feb 09

26 Frozen meats PERDIGAO COMPANIES (%) 47.9 43.0 37.6 37.7 37.4 37.1 35.9 35.6 34.1 37.9 31.2 31.0 33.4 34.2 34.0 34.5 34.9 35.8 35.5 33.4 38.6 33.0 MARET 2008 R$ 2.5 bi 6.8 5.6 6.9 5.1 5.2 4.1 3.5 3.5 3.1 3.3 5.4 6.4 6.1 8.4 6.0 4.6 5.3 5.4 6.8 5.1 5.0 3.1 CH. 08/07 14% 2000 2001 2002 2003 2004 2005 2006 2007 2008 YTD. 2009 Feb-Mar Perdigao sadia Seara Marfrig YTD 09 CHANGE YTD 2009/2008 (5.5%) 2008/2007 8.3% ANNUAL AVERAGE GROWTH 2008/1995 15.9% Steak 22.9% Cuts 12.2% Nuggets 18.8% Kibes 1.5% Meatballs 2.0% Hamburguers 40.2% Othes 2.3% In Volumes Source: AC Nielsen YTD: Mar 09

27 Pastas PERDIGAO COMPANIES (%) 62.3 58.3 55.1 57.4 53.4 53.3 53.1 49.3 50.6 51.6 52.3 MARKET 2008 R$ 425 mi 31.9 32.3 37.9 34.8 38.0 38.1 39.3 41.8 37.4 32.4 31.9 CH. 08/07 7% 2000 2001 2002 2003 2004 2005 2006 2007 2008 YTD 2009 Feb-Mar Perdigao Sadia CHANGE AC. 2009/2008 2.2% 2008/2007 19.3% ANNUAL AVERAGE GROWTH 2008/1998 23.9% In Volumes Source: AC Nielsen YTD: Jan 09 - Mar 09

28 Pizzas PERDIGAO COMPANIES (%) 37.5 37.5 30.9 30.2 34.1 29.2 29.6 31.3 33.8 35.0 MARKET 2008 R$ 387 mi 10.3 14.9 23.4 28.5 30.6 32.2 36.5 36.4 34.5 29.8 CH. 08/07 2% 2000 2001 2002 2003 2004 2005 2006 2007 2008 YTD. 2009 Perdigao sadia CHANGE YTD 2009/2008 6.4% 2008/2007 3.6% ANNUAL AVERAGE GROWTH 2008/2000 12.7% In Volumes Source: AC Nielsen YTD: Jan 09 - Feb 09

29 Dairy Products PERDIGAO COMPANIES (%) 20.4 19.3 16.7 15.2 16.5 16.1 14.9 14.7 15.7 15.4 17.0 17.1 12.5 12.8 14.6 15.0 14.0 13.3 17.1 16.2 13.0 MARKET 2008 R$ 3.7 Bi 6.4 6.4 6.2 5.9 4.6 4.4 6.1 6.1 7.5 7.6 6.5 7.0 5.7 5.1 5.1 4.9 4.7 4.5 7.0 4.6 4.4 CH. 08/07 9% 2004 2005 2006 2007 2008 YTD. 2009 Feb-Mar Perdigao * Danone Itambé Leco/Vigor Nestlé Paulista YTD 09 CHANGE YTD 2009/2008 10.6% 2008/2007 3.5% ANNUAL AVERAGE GROWTH 2008/1993 6.4% Petit Suisse 6.3% Fermented Milk 7.5% Desseits 2.9% Vogurts 83.2% In Volumes Source: AC Nielsen YTD: Jam 09 - Mar 09 *Includes Batava and Elegé consolidated (since 2006)

PERDIGAO COMPANIES 03 PERDIGÃO’S PERFORMANCE

31 Investments PERDIGÃO COMPANIES 1st QUARTER 2009 R$ 119.7 MILLION Bom Conselho/Três de Maio 36.6% New Projects 8.4% Productivity and Optimization 55.0%

# Sales – 1Q09

PERDIGÃO COMPANIES

| | THOUSAND TONS | | | R$ MILLION | | |
|---|---|---|---|---|---|---|
| **DOMESTIC MARKET** | **1Q09** | **1Q08** | **% Ch.** | **1Q09** | **1Q08** | **% Ch.** |
| **Meats** | **182.5** | **196.2** | **(7.0)** | **995.2** | **908.6** | **9.5** |
| In Natura | 38.6 | 41.6 | (7.3) | 159.7 | 155.0 | 3.1 |
| Poultry | 31.0 | 31.9 | (2.8) | 119.4 | 114.4 | 4.3 |
| Pork/Beef | 7.5 | 9.6 | (22.2) | 40.3 | 40.5 | (0.4) |
| Elaborated/Processed (meats) | 144.0 | 154.6 | (6.9) | 835.5 | 753.6 | 10.9 |
| **Dairy Products** | **250.8** | **226.0** | **11.0** | **613.9** | **597.7** | **2.7** |
| Milk | 200.6 | 166.6 | 20.4 | 389.1 | 339.0 | 14.8 |
| Dairy Products/Juice/Others | 50.2 | 59.3 | (15.4) | 224.7 | 258.7 | (13.1) |
| **Other Processed** | **26.1** | **25.4** | **3.0** | **151.5** | **139.9** | **8.3** |
| Soybean Products/ Others | 152.9 | 51.4 | 197.4 | 126.6 | 96.5 | 31.2 |
| **Total** | **612.4** | **499.0** | **22.7** | **1,887.2** | **1,742.8** | **8.3** |
| **Processed** | **220.4** | **239.4** | **(7.9)** | **1,211.7** | **1,152.2** | **5.2** |
| **% Total Sales** | **36.0** | **48.0** | | **64.2** | **66.1** | |

| | THOUSAND TONS | | | R$ MILLION | | |
|---|---|---|---|---|---|---|
| **EXPORT MARKET** | **1Q09** | **1Q08** | **% Ch.** | **1Q09** | **1Q08** | **% Ch.** |
| **Meats** | **276.1** | **262.7** | **5.1** | **1,140.6** | **1,072.5** | **6.3** |
| In Natura | 235.1 | 218.7 | 7.5 | 893.0 | 814.3 | 9.7 |
| Poultry | 199.8 | 187.1 | 6.8 | 712.7 | 660.6 | 7.9 |
| Pork/Beef | 35.3 | 31.6 | 11.6 | 180.3 | 153.7 | 17.3 |
| Elaborated/Processed (meats) | 41.1 | 44.1 | (6.8) | 247.6 | 258.2 | (4.1) |
| **Dairy Products** | **1.2** | **4.0** | **(70.2)** | **6.8** | **30.3** | **(77.6)** |
| Milk | 0.8 | 2.9 | (72.4) | 4.5 | 22.7 | (80.2) |
| Dairy Products | 0.4 | 1.1 | (64.2) | 2.3 | 7.6 | (69.9) |
| **Other Processed** | **0.2** | **0.3** | **(45.5)** | **1.0** | **1.2** | **(17.6)** |
| **Total** | **277.5** | **267.1** | **3.9** | **1,148.3** | **1,104.0** | **4.0** |
| **Processed** | **41.6** | **45.5** | **(8.4)** | **250.8** | **267.0** | **(6.1)** |
| **% Total Sales** | **15.0** | **17.0** | | **21.8** | **24.2** | |

32

33 Sales - 1Q09 THOUSAND TONS R$ MILLION TOTAL 1Q09 1Q08 % Ch. 1Q09 1Q08 % Ch. Meats 458.7 458.9 (0.1) 2,135.8 1,981.1 7.8 In Natura 273.6 260.3 5.1 1,052.7 969.3 8.6 Poultry 230.8 219.0 5.4 832.0 775.1 7.3 Pork/Beef 42.8 41.2 3.7 220.7 194.2 13.6 Elaborated/Processed (meats) 185.1 198.7 (6.9) 1,083.1 1,011.8 7.0 Dairy Products 252.0 230.0 9.6 620.7 628.0 (1.2) Milk 201.4 169.6 18.8 393.7 361.7 8.8 Dairy Products/Juice/Others 50.6 60.4 (16.2) 227.0 266.3 (14.8) Other Processed 26.3 25.7 2.4 152.4 141.0 8.1 Soybean Products/ Others 152.9 51.4 197.4 126.6 96.5 31.2 Total 890.0 766.1 16.2 3,035.5 2,846.7 6.6 Processed 262.0 284.8 (8.0) 1,462.5 1,419.2 3.1 % Total Sales 29.4 37.2 48.2 49.9

34 Breakdown of net sales PERDIGÃO COMPANIES (%) Poultry - DS 3.9 4.0 Pork/ Beef - DS 1.3 1.3 Processed Meats- DS 24.2 23.5 Other Processed - DS 4.3 4.2 Other - DS 4.3 3.4 Dairy Products - DS 19.3 19.6 Dairy Products - E 0.3 1.2 Poultry - E 27.2 26.7 Pork/ Beef-E 6.8 6.2 Processed Meats - E 8.6 9.9 DS - Domestic Sales E- Exports

35 Distribution Channels PERDIÃGÃO COMPANIES IN REVENUES 1Q09 Small Stores 10.9% Institutional 6.1% Wholesale 22.0% Supermark 61.0% 1Q08 Small Stores 8.7% Institutional 6.8% Wholesale 19.2% Supermarket 65.3%

36 Exports by region PERDIGÃO COMPANIES % NET REVENUE 1Q09 Other Countries 14.6% Middle East 30.4% Eurasia 10.9% Europe 22.1% Far East 22.0% 1Q08 Other Countries 12.2% Eurasia 12.4% Middle East 28.1% Europe 25.5% Far East 21.8%

37 Debt R$ MILLION PERDIGÃO COMPANIES ON 03/31/09 ON 03/31/08 DEBT CURRENT NONCURRENT TOTAL TOTAL %Ch. Local Currency 605 660 1,264 761 66 Foreing Currency 1,199 2.942 4.141 2,501 66 Gross Debt 1,804 3,602 5,406 3,262 66 Cash Investments Local Currency 775 - 775 618 25 Foreing Currency 1,029 - 1,029 333 209 Total Cash Investments 1,803 - 1,803 951 90 Net Accounting Debt 1 3,602 3,602 2,310 56 Exchange Rate Exposure - US$ Million (672) (752) (11)

38 Cash flow R$ MILLION CASH FLOW 1Q09 1Q08 Cash Flow from Operating Activities Net Income (226.0) 51.0 Adjustments to Reconcile Net Income Cash Provide By 340.9 129.7 114.9 180.7 Variation: Trade Accounts Payable, Net 4.5 29.0 Investories 95.3 (218.6) Suppliers (60.0) (80.0) Other Assets and Liabilities (172.2) (129.7) (17.6) (218.7) Cash Flow from Investments Activities Cash Investments 22.7 264.9 Investments in Fixed Assets (173.2) (957.0) Business Acquisition 17.4 6.7 (133.0) (685.4) Cash Flow from Financial Activities Loans and Financing 12.3 256.8 Capital Increase 0.0 33.5 Dividends and Investor Capital Paid (24.8) (62.7) (12.5) 227.6 Net Increase (Decrease) in Cash (163.0) (676.5)

# Consolidated financial statements – 1Q09

PERDIGÃO COMPANIES

R$ MILLION

| DRE | 1Q09 | % NS | 1Q08 | % NS | % Ch. |
|---|---|---|---|---|---|
| **Gross Sales** | **3,035.5** | **116.6** | **2,846.7** | **109.4** | **6.6** |
| Domestic Market | 1,887.2 | 72.5 | 1,742.7 | 66.9 | 8.3 |
| Exports | 1,148.3 | 44.1 | 1,104.0 | 42.4 | 4.0 |
| Sales Deduction | (432.4) | (16.6) | (385.0) | (14.8) | 12.3 |
| **Net Sales** | **2,603.0** | **100.0** | **2,461.7** | **94.6** | **5.7** |
| Cost of Sales | (2,068.0) | (79.4) | (1,925.3) | (74.0) | 7.4 |
| **Gross Profit** | **535.1** | **20.6** | **536.4** | **20.6** | **(0.3)** |
| Operating Expenses | (531.0) | (20.4) | (445.5) | (17.1) | 19.2 |
| Commercial | (488.5) | (18.8) | (401.1) | (15.4) | 21.8 |
| Administrative | (42.5) | (1.6) | (44.3) | (1.7) | (4.2) |
| **Income Before Financial Results (EBIT)** | **4.1** | **0.2** | **91.0** | **3.5** | **(95.5)** |
| Fiancial Expenses, Net | (100.3) | (3.9) | (34.5) | (1.3) | 190.5 |
| Financial Expenses | (102.4) | (3.9) | (131.2) | (5.0) | (22.0) |
| Financial Revenues | 2.0 | 0.1 | 96.7 | 3.7 | (97.9) |
| Other Operating Results | (21.3) | (0.8) | (15.9) | (0.6) | 34.0 |
| **Income after Financial Expenses and Other** | **(117.5)** | **(4.5)** | **40.6** | **1.6** | **-** |
| Income Tax and Social Contribution | (108.3) | (4.2) | 15.0 | 0.6 | - |
| Employees'/Manangement Profit Sharing | 0.0 | 0.0 | (4.5) | (0.2) | - |
| Non Controlling Shareholders | (0.2) | (0.0) | (0.1) | (0.0) | - |
| **Net Income** | **(226.0)** | **(8.7)** | **51.0** | **2.0** | **-** |
| **EBITDA** | **117.8** | **4.5** | **186.4** | **7.6** | **(36.8)** |

39

40 Added value distribution PERDIGÃO COMPANIES R$ MILLION Added Value Distribution 1Q09 1Q08 Human Resources 330.3 296.3 Taxes 472.7 305.1 Interest 118.4 146.0 Retention (226.0) 51.0 Minority Interest 0.2 0.1 Total 695.6 798.5

41 Social balance PERDIGÃO COMPANIES Main Indicators 1Q09 1Q08 % Ch. Number of Employees 57,409 55,844 2.8 Net Sales per Employee/Year – R$ Thousand 181.4 176.3 2.9 Productivity per Employee (tons/year) 51.6 57.7 (10.6)

42 Shares performance PERDIGÃO COMPANIES PRGA 3 1Q09 1Q08 Share price - R$* 28.75 40.25 Traded Shares (Volume) - Millions 36.3 52.6 Performance (3.3%) (9.1%) Bovespa Index 9.0% (4.6%) IGC (Brazil Corp. Gov. Index) 4.9% (10.1%) ISE (Corp. Sustainability Index) 0.3% (10.5%) PDA 1Q09 1Q08 Share price - US$* 24.81 45.53 Traded Shares (Volume) – Millions 10.2 7.2 Performance (6.0%) (7.5%) Dow Jones Index (13.3%) (7.6%) * Closing price

43 Shareholders’ value PERDIGÃO COMPANIES R$ MILLION 9,000 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 5,950 3,879 Mar-04 Sep-04 Mar-05 Sep-05 Mar-06 Sep-06 Mar-07 Sep-07 Mar-08 Sep-08 Mar-09 —Market Value —Book value

44 Monthly traded volume PERDIGÃO COMPANIES 1st Quarter 2009: US$ 12.2 million/day – 54% lower Volume (US$ million) 720 680 640 600 560 520 480 440 400 360 320 280 240 200 160 120 80 40 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 PRGA3 PDA —Price PRGA3 (US$) 1,000 900 800 700 600 500 400 300 200 100 0 Price (basis 100 = Mar/04)

45 Shares Performance PERDIGÃO COMPANIES BASIS 100 – MAR/04 – 5 YEARS SERIES 550 450 350 250 150 50 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 PRGA 281 IBOV 185 — PRGA — IBOV

46 ADR Performance PERDIGÃO COMPANIES BASIS 100 – MAR/04 – 5 YEARS SERIES 950 850 650 500 350 200 50 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 PDA 350 Dow Jones 73 — PDA — Dow Jones

Ibovespa

Índice de Sustentabilidade Empresarial ISE

PRGA3 NOVO MERCADO BOVESPA BRASIL

PDA LISTED NYSE

PERDIGÃO

batavo

PERDIX

Cotochés

PERDIGÃO

Plusfood

Elegê

IBRI

10 ANOS

Esta companhia adota políticas do Manual de Controle e Divulgação de Informações Relevantes da Associação Brasileira das Companhias Abertas

abrasca companhia associada

Selo Assiduidade APIMEC-SP

http://www.perdigao.com.br/ir